Exhibit 99.2

JE Cleantech (JCSE) Announces Annual General Meeting Results

Singapore, 07 December 2022 - JE Cleantech Holdings Limited (Nasdaq: JCSE), (“the Company”) a Singapore-based cleantech company, today announced the results of the Company’s Annual General Meeting of Shareholders (the “AGM”) held on December 6, 2022, at the Company’s offices located at 3 Woodlands Sector 1, Singapore 738361.

Appointment of Board of Directors

At the AGM, the shareholders of the Company approved and ratified the appointment of Hong Bee Yin, Long Jia Kwang, Joanne Khoo Su Nee, Karmjit Singh, and Tay Jingyan, Gerald as members of the Board of Directors to serve for the ensuing year.

Approval of Equity Incentive Plan

At the AGM, the Company’s shareholders also approved a resolution to adopt the Company’s 2022 Equity Incentive Plan.

About JE Cleantech Holdings Limited

JE Cleantech Holdings Limited is based in Singapore and is principally engaged in (i) the sale of cleaning systems and other equipment; and (ii) the provision of centralized dishwashing and ancillary services. Through its subsidiary, JCS-Echigo Pte Ltd, the company designs, develops, manufactures, and sells cleaning systems for various industrial end-use applications primarily to customers in Singapore and Malaysia. Its cleaning systems are mainly designed for precision cleaning, with features such as particle filtration, ultrasonic or megasonic rinses with a wide range of frequencies, high pressure drying technology, high flow rate spray, and deionized water rinses, which are designed for effective removal of contaminants and to minimize particle generation and entrapment. The Company also has provided centralized dishwashing services, through its subsidiary, Hygieia Warewashing Pte Ltd, since 2013 and general cleaning services since 2015, both mainly for food and beverage establishments in Singapore.

Disclaimer: Forward looking statements

This news release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward-looking statements may be identified by such words or phrases as “should,” “intends,” “is subject to,” “expects,” “will,” “continue,” “anticipate,” “estimated,” “projected,” “may,” “I or we believe,” “future prospects,” “our strategy,” or similar expressions. Forward-looking statements made in this press release that relate to our future contract revenues among other things involve known and unknown risks and uncertainties that may cause the actual results to differ materially from those expected and stated in this announcement. We undertake no obligation to update “forward-looking” statements.

For Media Enquiries and Investor Relations, please contact:

jcse@preciouscomms.com